July 7, 2011

VIA EDGAR

Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Applied DNA Sciences, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 15, 2010
File No. 002-90539

Dear Mr. Ingram:

We have set forth below the response of Applied DNA Science, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2011 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K”).

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response.  Where indicated below, we have included proposed disclosure to be included in our future filings.

Forward-Looking Information, page 1

1.
We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 does not apply to penny stock issuers. In future filings, please revise this section to eliminate references to these safe harbors.

Response:

The Company acknowledges the Staff’s comment and will remove all references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in future filings.

Item 1. Business, page 1

2.
Please include your sources and availability of raw materials and the names of your principal suppliers and the duration of your patents and trademarks pursuant to Item 101(h)(4)(v) and (vii) of Regulation S-K.

25 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 444.8090 • fax 631 444.8848

Response:

In future filings, the Company intends to provide the following disclosure regarding the sources and availability of our raw materials and names of our principal suppliers:

“Raw Materials and Suppliers

Our sources of raw materials include botanical sources of DNA that are readily available in nature, which we are able to replicate in house to use in our product offerings.  In general, our customers provide their materials to us in their own packaging to which we include our DNA products and return to them in their own packaging.   In addition, Printcolor Screen Ltd. supplies the ink for our Cashield products, and SKS Bottle & Packaging supplies us with the plastic bottles used in packaging our DNANet sprays and liquids.”

In future filings, the Company intends to provide the following disclosure regarding the duration of our patents and trademarks:

“Our patents will expire at various times between 2012 and 2024.

The duration of our trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.”

Overview, page 1

3.	Please clearly disclose the products you are currently selling and the products you intend to sell in the future.

Response:

In future filings and to the extent still true, the Company intends to provide the following disclosure in the Overview section of Item 1 of Part I regarding the products we are currently selling and products we intend to sell in the future:

“We are currently selling our SigNature DNA, DNANet and BioMaterial GenoTyping products and services and intend to sell our Cashield product in the future.”

Item 10. Directors, Executive Officers and Corporate Governance, page 35

4.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director pursuant to Item 401(e) of Regulation S-K.

Response:

In future filings, the Company will include the information requested in the biographical descriptions of each of its directors contained in Item 10 of Part III.  For your convenience, the revised disclosure (changes marked) reads as follows:

“Chief Executive Officer – James A. Hayward

Dr. James A. Hayward has been our Chief Executive Officer since March 17, 2006 and our President and the Chairman of the Board of Directors since June 12, 2007.  He was previously our acting Chief Executive Officer since October 5, 2005.  Dr. Hayward received his Ph.D. in Molecular Biology from the State University of New York at Stony Brook in 1983 and an honorary Doctor of Science from the same institution in 2000.  His experience with public companies began with the co-founding of one of England’s first biotechnology companies–Biocompatibles.  Following this, Dr. Hayward was Head of Product Development for the Estee Lauder companies for five years.  In 1990 he founded The Collaborative Group, a provider of products and services to the biotechnology, pharmaceutical and consumer-product industries based in Stony Brook, where he served as Chairman, President and Chief Executive Officer for 14 years.  During this period, The Collaborative Group created several businesses, including The Collaborative BioAlliance, a contract developer and manufacturer of human gene products, that was sold to Dow Chemical in 2002, and Collaborative Labs, a service provider and manufacturer of ingredients for skincare and dermatology that was sold to Engelhard (now BASF) in 2004. Since 2000, Dr. Hayward has been a General Partner of Double D Venture Fund, a venture capital firm based in New York, New York.  Our Board believes that Dr. Hayward’s current role as our Chief Executive Officer, the capital investments he has made to the Company throughout his tenure with us and his former senior executive positions in our industry make him an important contributor to our Board.

Director – Yacov Shamash

Dr. Yacov Shamash has been a member of the Board of Directors since March 17, 2006.  Dr. Shamash is Vice President of Economic Development at the State University of New York at Stony Brook. Since 1992, he has been the Dean of Engineering and Applied Sciences and the Harriman School for Management and Policy at the University, and Founder of the New York State Center for Excellence in Wireless Technologies at the University.  Dr. Shamash developed and directed the NSF Industry/University Cooperative Research Center for the Design of Analog/Digital Integrated Circuits from 1989 to 1992 and also served as Chairman of the Electrical and Computer Engineering Department at Washington State University from 1985 until 1992.  Dr. Shamash also serves on the Board of Directors of Keytronic Corp., Netsmart Technologies, Inc., American Medical Alert Corp., and Softheon Corp.  As Vice President of Economic Development at the State University of New York at Stony Brook, Dr. Shamash daily encounters leaders of businesses large and small, regional and global in their reach and, as a member of our Board, has played an integral role in our business development by providing the highest-level introductions to customers, channels to market and to the media.  Dr. Shamash also brings to our Board his valuable experience gained from serving as a director at other private and public companies. Our Board believes that Dr. Shamash’s professional and management experience, service on other companies’ boards and education make him an important contributor to our Board.

Director – Sanford R. Simon

Dr. Sanford R. Simon has been a member of the Board of Directors since March 17, 2006.  Dr. Simon has been a Professor of Biochemistry, Cell Biology and Pathology at Stony Brook since 1997.  He joined the faculty at Stony Brook as an Assistant Professor in 1969 and was promoted to Associate Professor with tenure in 1975.  Dr. Simon was a member of the Board of Directors of The Collaborative Group from 1995 to 2004.  From 1967 to 1969 Dr. Simon was a Guest Investigator at Rockefeller University.  Dr. Simon received a B.A. in Zoology and Chemistry from Columbia University in 1963, a Ph.D. in Biochemistry from Rockefeller University in 1967, and studied as a postdoctoral fellow with Nobel Prize winner Max Perutz in Cambridge, England.  Dr. Simon is an expert at the use of large biomolecules in commercial media, and we have made use of his expertise in formulating DNA into commercial carriers for specific customers. As a member of our Board, Dr. Simon has advised us on patents, provided technical advice, and introduced us to corporate partners and customers.  Our Board believes that Dr. Simon’s professional experience, expertise, and education make him an important contributor to our Board.”

5.	Please provide the Compensation Committee Interlocks and Insider Participation information required pursuant to Item 407(e)(4) of Regulation S-K

Response:

The Company respectfully advises the Staff that the Company did not provide the disclosure required by Item 407(e)(4) because, pursuant to Item 407(g)(2), as a “smaller reporting company,” Item 407(e)(4) is not applicable to us.

Exhibit Index, page 47

6.	We note disclosure of your agreement with Huddersfield and District Textile Training Company Limited on page 12. Please file this as a material agreement or tell us why you are not required to do so.

Response:

The Company will include the agreement with Huddersfield and District Textile Training Company Limited as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

Exhibits 32.1 and 32.2

7.	We note that the Exhibit 32.1 and 32.2 certifications refer to the fiscal year ended September 30, 2009. Please file a full 10-K amendment, including new certifications that contain the correct date.

Response:

The Company acknowledges the Staff’s comment and will include new Exhibit 32.1 and 32.2 certifications with the correct date in a Form 10-K/A for the fiscal year ended September 30, 2010 that we will file after we receive clearance from the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 631-444-6841, or our outside counsel, Merrill Kraines, at 212-318-3261.

Sincerely, Applied DNA Sciences, Inc. /s/ Kurt H. Jensen By: Kurt H. Jensen Title: Chief Financial Officer

cc:           Merrill Kraines, Fulbright & Jaworski L.L.P.